UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 5, 2019, Realm Therapeutics plc (the “Company”) announced that the Company received written notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s recent Assets Disposal, the Staff believes the Company is a “shell company” (i.e., a non-operating entity) and, as such, the continued listing of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares on Nasdaq is no longer warranted. The Staff cited Nasdaq Listing Rule 5101 as the basis for its determination.

The Company plans to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay any suspension or delisting action by Nasdaq at least pending the ultimate outcome of the hearing. At the hearing, the Company will have the ability to present its plan to evidence compliance with all applicable requirements for listing on Nasdaq, and to request an extension within which to do so. Although the Company is taking steps to satisfy the applicable listing criteria, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the applicable listing rules within any extension period that may be granted by the Panel.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated April 5, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

April 5, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer